Exhibit 99.1

SIGMA LITHIUM ANNOUNCES UPCOMING ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

São Paulo, Brazil – (June 17, 2024) – Sigma Lithium Corporation (“Sigma Lithium” or the “Company”) (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34), a leading global lithium producer dedicated to powering the next generation of electric vehicles with carbon neutral, socially and environmentally sustainable lithium concentrate, announces the distribution of the Company’s management information circular (“Meeting Circular”) providing the full details of the upcoming annual general and special meeting of shareholders (“AGSM”). The AGSM is to be held virtually on Tuesday, July 9, 2024 at 11:00 a.m. EST.

Further to its notice of meeting and record date dated April 29, 2024, the Company has amended the date of the AGSM from Friday, June 28, 2024, in order to provide shareholders an ample period to review the Meeting Circular, the form of proxy, and other related materials (together, the “Meeting Materials“) thoroughly and in full prior to voting on the matters set out in the Meeting Materials. The Meeting Materials will also be available to view at Sigma Lithium’s profile on SEDAR at www.sedarplus.ca, as well as in the Investor Section of Sigma Lithium’s website at ir.sigmalithiumresources.com.

AGSM

The AGSM will be held by virtual only meeting via live audio webcast online. Subject to certain exceptions, only shareholders of record at the close of business on May 24, 2024, will be entitled to vote at the AGSM.

Details on virtual attendance and voting are included in the Meeting Materials dated June 14, 2024, as mailed to the Company’s shareholders. The Meeting Materials were prepared in order to support and help shareholders make informed voting decisions at the AGSM.

Shareholders who are planning to vote ahead of the AGSM must submit their proxy voting instructions to Computershare Investor Services Inc. no later than 11:00 a.m. Eastern Time on Friday, July 5, 2024. Non-registered shareholders should follow the instructions included on the voting instruction form provided by their intermediary.

ABOUT SIGMA LITHIUM

Sigma Lithium Corporation (NASDAQ: SGML, TSXV: SGML, BVMF: S2GM34) is a leading global lithium producer dedicated to powering the next generation of electric vehicle batteries with carbon neutral, socially and environmentally sustainable chemical-grade lithium concentrate.

Sigma Lithium operates at the forefront of environmental and social sustainability in the EV battery materials supply chain and is currently producing Quintuple Zero Green Lithium concentrate from its Grota do Cirilo Project in Brazil. Phase 1 of the project entered commercial production in 2023 and has an annual capacity of 270,000 tonnes of concentrate (36,700 LCE annually). The Company has issued a Final Investment Decision formally approving plans to nearly double capacity to 520,000 tonnes of concentrate through the addition of a Phase 2 concentrate mine and associated mine. The project produces lithium concentrate at its state-of-the-art Greentech lithium plant that uses 100% renewable energy, 100% recycled water and 100% dry-stacked tailings.

Please refer to the Company’s National Instrument 43-101 technical report titled “Grota do Cirilo Lithium Project Araçuaí and Itinga Regions, Minas Gerais, Brazil, Amended and Restated Technical Report” issued March 19, 2024, which was prepared for Sigma Lithium by Homero Delboni Jr., MAusIMM, Promon Engenharia; Marc-Antoine Laporte, P.Geo, SGS Canada Inc; Jarrett Quinn, P.Eng., Primero Group Americas; Porfirio Cabaleiro Rodriguez, (MEng), FAIG, GE21 Consultoria Mineral; and William van Breugel, P.Eng (the “Updated Technical Report”). The Updated Technical Report is filed on SEDAR and is also available on the Company’s website.

For more information about Sigma Lithium, visit https://www.sigmalithiumresources.com/.

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FOR ADDITIONAL INFORMATION PLEASE CONTACT

Matthew DeYoe, EVP Corporate Affairs & Strategic Development

+1 (201) 819-0303

matthew.deyoe@sigmalithium.com.br

Daniel Abdo, Director, Investor Relations

+55 11 2985-0089

daniel.abdo@sigmalithium.com.br

Sigma Lithium

Sigma Lithium
@sigmalithium
@SigmaLithium

FORWARD-LOOKING STATEMENTS

This news release includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the timing of the Company’s AGSM, the general business and operational status of Company, and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions; the stable and supportive legislative, regulatory and community environment in Brazil; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to operate its mineral projects including that the Company will not experience any materials or equipment shortages, any labour or service provider outages or delays or any technical issues. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedarplus.ca.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

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